Correspondence

March 25, 2018
VIA EDGAR

Mr. Kevin J. Kuhar Accounting Branch Chief Office of Electronics and Machinery Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Nemaura Medical Inc. SEC File No.: 001-38355975 Request for Relief Under Rule 437 of the Securities Act of 1933
To Whom It May Concern:
Nemaura Medical Inc., a Nevada company ("Nemaura"), hereby requests a waiver from the requirement that its prior independent public registered accountant, GHP Horwath, P.C. ("GHP"), reissue its audit report included in Nemaura's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 (the "2016 Audit Report") in Nemaura's Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the "2018 Annual Report").
On February 27, 2018, GHP informed Nemaura that it has ceased operations and expects to file its formal dissolution papers with the State of Colorado no later than April, 2018.  GHP is not practicing public accounting and no longer has the ability to reissue its audit report in connection with the filing of the 2018 Annual Report.
As a result of the foregoing, Nemaura requests that the Securities and Exchange Commission (the "Commission") grant Nemaura relief under Rule 437 of the Securities Act of 1933, as amended, and dispenses with the requirement for the GHP Consent in Nemaura's 2018 Annual Report. The affidavit of Nemaura's Chief Financial Officer, Iain Anderson, attesting as to the foregoing, is annexed to this letter.
Please feel free to contact me at 212-407-4122 to discuss, or if any further information information is required, please advise.
We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Tahra Wright

Tahra Wright
 Partner

Attachment

AFFIDAVIT

Iain Anderson, being duly sworn, deposes and says:

I am the Chief Financial Officer of Nemaura Medical Inc. I hereby attest that the information set forth in the foregoing letter is true, accurate and correct, and confirm that obtaining the reissuance of the Company's prior public registered accountant's, GHP Horwath, P.C. ("GHP"), audit report included in the Company's 2016 Annual Report on Form 10-K (the '2016 Audit Report"), and GHP's consent to the incorporation of its 2016 Audit Report in connection with the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2018, is impracticable as a result of GHP's anticipated dissolution.

I.S. A.

Iain Anderson

Sworn to before me this
16th day of March, 2018

Notary Public

Sanjay Prem Gogia
Notary Public
Leicester Business Centre
111 Ross Walk, Leicester LE4 5HH
Tel: 07960 283 653
www.sanjaygogia.com

16/3/18

15983968.1
222578-10001